July 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Celeste M. Murphy, Legal Branch Chief Joshua Shainess, Attorney-Advisor Terry French, Account Branch Chief Claire DeLabar, Senior Staff Accountant

Re:	Integrated Media Technology Limited Registration Statement on Form 20-F Filed on February 24, 2017 File No. 001-38018 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Sirs/Madams,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Integrated Media Technology Limited (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form 20-F (File No. 001-38018), as amended (the "Registration Statement"), so that it may become effective at 2:00 p.m. Eastern Time on July 27, 2017, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii)	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to us at corporate@imtechltd.com and by fax to +61 8 8312 0248.

Best Regards,

Integrated Media Technology Limited

/S/ Herbert Ying Chiu Lee

____________________________

By: Herbert Ying Chiu Lee

Title: Chief Executive Officer

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 1
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948